UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: December 4, 2012

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Agreement to Sell Interest in BBAM Limited Partnership

On November 30, 2012, Fly Leasing Limited (“FLY”) entered into an agreement (the “BBAM Purchase Agreement”) to sell its 15% interest in BBAM Limited Partnership (“BBAM”) to a fund managed by Onex Corporation (“Onex”). Pursuant to the BBAM Purchase Agreement, Summit Aviation Partners LLC (“Summit”) also agreed to sell a 35% interest in BBAM to Onex. The BBAM Purchase Agreement values BBAM at $330 million, and FLY will receive $49.5 million for its 15% interest in BBAM. Following the completion of this transaction, Summit, which currently owns an 85% interest in BBAM, will own 50% of BBAM, and Onex will own the remaining 50%.

Pursuant to the BBAM Purchase Agreement, Summit and Onex have agreed to invest a total of $25 million in newly issued common shares of FLY. Summit will invest $5 million, and Onex will invest $20 million. The new shares will be sold at $11.41, which represents a 5% discount to the volume-weighted average price of FLY’s common shares in the five-day period ended November 29, 2012. The shares are subject to lock-up provisions, and FLY has agreed to register these shares with the Securities and Exchange Commission pursuant to a registration rights agreement that will be executed upon the closing of the transactions.

In connection with the sale of its 15% interest in BBAM, FLY has agreed to an amendment of its management agreement (the “Management Agreement”) with Fly Leasing Management Co. Limited, an indirect wholly owned subsidiary of BBAM (the “Manager”). Pursuant to the amendment, the term of the Management Agreement will be extended until the tenth anniversary of the completion of the transactions contemplated by the BBAM Purchase Agreement. At that time, the Management Agreement will be renewed automatically for an additional term of five years, unless FLY makes a payment to the Manager equal to $8 million, subject to potential future adjustment.

Pursuant to the Management Agreement, as amended, BBAM will provide to FLY information about its financial results, as well as information about purchases and dispositions of aircraft by entities managed by BBAM. In addition, FLY has agreed that it will not have the right to terminate the Management Agreement upon the departure of Steven Zissis, currently the president and chief executive of Summit and BBAM.

The closing of these transactions is subject to regulatory and other approvals, including obtaining certain necessary consents, as well as customary closing conditions. The transactions are expected to close before the end of 2012.

Forward-looking statements

This report contains certain “forward-looking statements” relating to the terms and timing of the proposed transactions involving FLY, BBAM, Summit and Onex. These forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance, as well as the proposed transactions described herein. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: December 4, 2012	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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